UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 31 March 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold supportive of collaborative approach
Johannesburg: Tuesday, 31 March 2015: Harmony Gold Mining Company Limited
(“Harmony” and/or “the Company”) notes the release by the Minister of Mineral Resources
Minister Advocate Ngoako Ramatlhodi today, of the Department of Mineral Resources’(DMR’s)
assessment of the mining industry’s compliance with the Mining Charter.
Harmony is supportive of the position adopted by the Chamber of Mines of South Africa, which acknowledges the DMR’s account of the mining industry’s success in achieving these targets and recognises the role of the mining industry as a driver of growth and development in South
Africa.
Harmony notes the difference of opinion in how some black economic empowerment (BEE)
transactions are recognized. To this end, the DMR and the mining industry have agreed to jointly seek a ‘declaratory order’ from a South African court to ensure the correct interpretation of the rules governing the BEE component of the Charter. This is a proactive and necessary step to promote regulatory certainty for the mining industry.
“As Harmony continues its journey to cement its future in South Africa – pro-actively participating in transforming the South African mining industry – we remain committed to identifying other opportunities to further facilitate HDSA ownership, transform our workforce, invest in developing South Africans and create opportunities for small business entrepreneurs.
Our presence in South Africa is real and lasting and so will our legacy be,” said Graham Briggs, chief executive officer.
The Company believes that its performance in terms of each of the nine pillars set out in the
Mining Charter illustrates that it does more than just comply. The nine pillars of the Charter are: reporting, ownership, housing and living conditions, procurement and enterprise development, employment equity, human resources development, mine community development, sustainable development and growth and beneficiation.
For more details on Harmony’s social investment, please visit our website at
www.harmony.co.za
.
end
Issued by Harmony Gold
Mining Company Limited
31 March 2015
For more details contact:
Graham Briggs
Chief Executive Officer
+27 (0) 83 265 0274 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 31, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director